 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT to FORM N-8A

AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as ABS Global Equity Long/Short RIC) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purpose of reflecting a change in its name and the address of agent for service of process, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:
ABS Long/Short Strategies Fund

Address of Principal Business Office:

235 West Galena Street
Milwaukee, Wisconsin 53212

Telephone Number (including area code):

(414) 299-2000

Name and address of agent for service of process:

Laurence K. Russian
ABS Investment Management LLC
537 Steamboat Road
Greenwich, Connecticut 06830

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Greenwich and the State of Connecticut on the __ day of October, 2015.

ABS Long/Short Strategies Fund

		By:	/s/ Laurence K. Russian
Laurence K. Russian
President and Principal Executive Officer
Attest:	/s/ David J. Finn
David J. Finn
Principal Financial Officer, Treasurer and Secretary